

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Brian J. Richardson
Senior Executive Vice President and CFO
Univest Financial Corporation
14 North Main Street
Souderton, PA 18964

Re: Univest Financial Corporation
Registration Statement on Form S-3
Filed February 26, 2024
File No. 333-277366

Dear Brian J. Richardson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Scott A. Brown, Esq.